UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 7, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Argos Therapeutics, Inc.

File No. 333-193137 - CF#30399

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Argos Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form S-1 filed on December 30, 2013.

Based on representations by Argos Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.15	through September 30, 2015
Exhibit 10.16	through November 12, 2023
Exhibit 10.17	through November 12, 2023
Exhibit 10.18	through November 12, 2016
Exhibit 10.19	through November 12, 2016
Exhibit 10.22	through December 27, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary